B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2014
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 13, 2014 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2014 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia that is on-time and on budget, and exploration and development projects in Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, and the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint projects in Nicaragua with Radius Gold Inc.

For 2014, the Company is projecting gold production in the range of 395,000 to 420,000 ounces from the La Libertad, Limon and Masbate mines. The production forecast for 2014 does not include any gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs in accordance with the Company’s accounting policies. Consolidated cash operating costs are expected to be in the range of $667 to $695 per ounce. With the first full year of gold production from Otjikoto scheduled for 2015, the Company is projecting a 2015 gold production range of approximately 525,000 to 550,000 ounces, based on current assumptions.

On January 31, 2014, the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increase will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia. B2Gold has a 49% interest in this joint venture with a 51% interest held by AngloGold Ashanti Ltd. (“AngloGold Ashanti”), the project manager.

On June 3, 2014, the Company entered into a Merger Implementation Agreement (“Merger Agreement”) with Papillon Resources Limited (“Papillon”) (See “Proposed Asset Acquisition”).

PROPOSED ASSET ACQUISITION

On June 3, 2014, B2Gold announced that it had entered into a Merger Agreement with Papillon, pursuant to which B2Gold agreed to acquire all of the outstanding shares of Papillon based on an exchange ratio of 0.661 B2Gold common shares for each Papillon ordinary share held (“Merger Consideration”). At the time of announcement, the Merger Consideration represented a purchase price of approximately AUS$1.72 per Papillon share and valued the transaction at approximately $570 million.

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued common shares of B2Gold following the completion of the transaction. B2Gold expects to issue an aggregate of up to 238 million common shares in connection with the Scheme.

A draft Scheme Booklet, including an Independent Expert’s Report, was lodged by Papillon with the Australian Securities and Investments Commission on July 15, 2014. In addition, an originating process and supporting affidavits were also filed by Papillon with the Federal Court of Australia (“Court”). On August 8, 2014, the Court approved the mailing of the Scheme Booklet to Papillon shareholders with the meeting of Papillon shareholders to consider the Scheme to follow on September 15, 2014.

B2Gold expects to hold a special meeting of its shareholders on September 12, 2014 to consider and, if deemed advisable, approve the issuance of B2Gold shares comprising the Merger Consideration to former Papillon shareholders.

Subject to receipt of all necessary Court, regulatory, shareholder and third party approvals, B2Gold expects the transaction to be completed on or about October 3, 2014.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Gold revenue ($ in thousands)	120,258	122,635	249,278	277,488

Gold sold (ounces)	93,330	86,239	192,325	181,281

Average realized gold price ($/ounce)	1,289	1,422	1,296	1,531

Gold produced (ounces)	85,704	82,083	182,007	161,744

Cash operating costs(1) ($/ounce gold)	720	732	675	727

Total cash costs(1) ($/ounce gold)	766	782	720	776

Adjusted net income(1)(2) ($ in thousands)	2,134	7,827	19,306	46,247

Adjusted earnings per share(1)(2) –basic ($/share)	0.00	0.01	0.03	0.07

Net (loss) income ($ in thousands)	(11,529)	33,071	(35,507)	33,134

(Loss) earnings per share – basic(2) ($/share)	(0.02)	0.05	(0.05)	0.05

(Loss) earnings per share – diluted(2) ($/share)	(0.02)	0.05	(0.05)	0.05

Cash flows from operating activities ($ in thousands) (3) – before changes in non-cash working capital	29,877	34,416	73,178	81,412

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior period comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

Second quarter 2014 and 2013

Revenue

Gold revenue for the second quarter of 2014 was $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce compared to $122.6 million on sales of 86,239 ounces at an average price of $1,422 per ounce in the second quarter of 2013. The 2% decrease in revenue was mainly due to a 9% decrease in the average realized gold price partially offset by an 8% increase in ounces sold. In addition, the second quarter of 2013 revenues also included amortization of deferred revenue totalling $9.4 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end. The spot price of gold averaged $1,288 per ounce in the quarter.

In the second quarter of 2014, the Masbate Mine accounted for $48.3 million (Q2 2013 - $63.1 million which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 37,600 ounces (Q2 2013 – 42,762 ounces), the Libertad Mine accounted for $52.6 million (Q2 2013 - $39.6 million) of gold revenue from the sale of 40,730 ounces (Q2 2013 – 28,777 ounces) while $19.4 million (Q2 2013 - $20.0 million) was contributed by the Limon Mine from the sale of 15,000 ounces of gold (Q2 2013 – 14,700 ounces).

Production and Operating Costs

Consolidated gold production in the second quarter of 2014 was 85,704 ounces, approximately 5% below budget, but approximately 4% higher than in the same quarter last year. As expected, gold production in the second quarter of 2014 was lower than in the first quarter of 2014 mainly due to the change-out of the Masbate SAG mill in June. The change-out of the Masbate SAG mill was successfully implemented and the new SAG mill is now operating effectively after a short period of commissioning.

Consolidated cash operating costs were $720 per ounce of gold, approximately $12 per ounce lower than in the same period of 2013. On a consolidated basis, cash operating costs for the second quarter of 2014 are consistent with budget. Refer to ”Review of mining operations and development projects” for mine specific details.

Depreciation and Depletion

Depreciation and depletion expense, included in total cost of sales, was $28.4 million in the second quarter of 2014 compared to $18.9 million in the same period in 2013. The increase in depreciation expense was due to an 8% increase in gold ounces sold and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $304 per ounce of gold sold in the current quarter from $219 per ounce of gold sold in the comparative quarter. The increase in the average depreciation charge per ounce of gold sold results from sustaining capital expenditures and deferred stripping costs capitalized to mineral interests in the latter part of 2013.

Other

The Company’s second quarter of 2014 results included a non-cash loss of $4.4 million on the convertible senior subordinated notes. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

In the second quarter of 2014, general and administrative (G&A) expenditures include discretionary cash bonuses totalling $3.8 million (Q2 2013 - $3 million). In addition, G&A expenditures for the quarter include $0.4 million in salary costs for new hires in 2014 as a result of the Company’s expanded operations and tax consulting fees related to tax restructurings of certain of the Company’s offshore subsidiaries.

For the three months ended June 30, 2014, due to a significant decline in the share prices of the Company’s available-for-sale equity investment in St. Augustine Gold and Copper Ltd. (“St. Augustine”), the Company recognized an impairment loss of $2.7 million. The investment in St. Augustine was acquired as part of the CGA acquisition in early 2013 and the Company still retains the original shares acquired.

The Company also reported $1.2 million (net of capitalized interest) in interest expense as compared with $0.4 million in the second quarter of 2013. The increase in interest expense was due to increases in the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended June 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million. During the three months ended June 30, 2014 and 2013, the Company made cash interest payments of $1.2 million and $0.9 million, respectively.

The Company’s second quarter of 2013 results included a $44.5 million gain on the sale of the Brucejack royalty.

For the second quarter of 2014, the Company generated a net loss of $11.5 million ($0.02 per share) compared to a net income of $33.1 million ($0.05 per share) in the comparable period of 2013. Adjusted net income (refer to “Non-IFRS Measures”) was $2.1 million ($0.00 per share) compared to $7.8 million ($0.01 per share) in the same period of 2013. Adjusted net income in the second quarter of 2014 primarily excluded non-cash share-based compensation expense of $7.3 million and a non-cash mark-to-market loss of $4.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

Cash flow from operating activities before changes in non-cash working capital was $29.9 million ($0.04 per share) in the second quarter of 2014 compared to $43.3 million ($0.06 per share) in the first quarter of 2014, and to $34.4 million ($0.05 per share) in the second quarter of 2013. As expected, cash flow from operations in the current quarter decreased from the previous quarter, mainly as the result of lower gold production (and related sales) due to the Masbate SAG mill change-out in June. Operating cash flows were lower than in the second quarter of 2013, mostly due to higher current income taxes (as a result of higher taxable income, mostly relating to the Company’s Libertad operations) and higher general and administrative costs, partially offset by lower production costs and higher sales volume in the quarter.

As at June 30, 2014, the Company remained in a strong financial position with working capital of $195.9 million including unrestricted cash and cash equivalents of $134.8 million.

Year-to-date results

Revenue

Gold revenue for the six months ended June 30, 2014 was $249.3 million on sales of 192,325 ounces at an average realized price of $1,296 per ounce compared to $277.5 million on sales of 181,281 ounces at an average price of $1,531 per ounce in the first half of 2013. The 10% decrease in revenue was mainly due to a 15% decrease in the average realized gold price partially offset by a 6% increase in gold ounces sold. In addition, revenues for the six months ended June 30, 2013 also included amortization of deferred revenue totalling $18.8 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end. Gold revenue in the first quarter of 2013 also benefitted from the sale of 20,811 ounces of the Masbate Mine’s gold bullion inventory acquired on January 16, 2013. The spot price of gold averaged $1,291 per ounce during the six months ended June 30, 2014.

For the six months ended June 30, 2014, the Masbate Mine accounted for $108.9 million (2013 - $149.6 million which included a non-cash amount of $18.8 million described above) of gold revenue from the sale of 84,400 ounces (2013 – 95,644 ounces), the Libertad Mine accounted for $102.6 million (2013 - $83.0 million) of gold revenue from the sale of 78,925 ounces (2013 – 55,537 ounces) while $37.8 million (2013 - $44.9 million) was contributed by the Limon Mine from the sale of 29,000 ounces of gold (2013 – 30,100 ounces).

Production and Operating Costs

For the six months ended June 30, 2014, consolidated gold production totaled 182,007 ounces, 12,026 ounces below budget. However, consolidated production guidance for the year remains unchanged as the planned mine development at the Masbate and Limon Mines are expected to be completed and budgeted shortfalls in the first half of the year are expected to be substantially recouped in the second half of the year. For the first-half of 2014, budgeted gold production (of 194,033 ounces) was expected to be lower than in the second half of the year, due to a number of factors including the SAG mill replacement in June at the Masbate Mine. Overall, consolidated production guidance of 395,000 to 420,000 ounces of gold for the year remains unchanged; however, the Company expects that based on current reforecasts it will meet the lower end of the production guidance range.

Consolidated cash operating costs were $675 per ounce of gold, approximately $52 per ounce lower than in the same period of 2013. On a consolidated basis, cash operating costs for the six months ended June 30, 2014 were 3% lower than budget. Refer to ”Review of mining operations and development projects” for mine specific details and explanations of variances.

During the six months ended June 30, 2013, cost of sales included a non-cash adjustment of $32.9 million related to the inventory portion of the CGA purchase price adjustment. Masbate’s gold bullion inventory and ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition.

Depreciation and Depletion

Depreciation and depletion expense, included in total cost of sales, was $53.7 million for the six months ended June 30, 2014 compared to $33.1 million in the same period in 2013. The increase in depreciation expense was mainly due to higher gold sales and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $279 per ounce of gold sold during the six months ended June 30, 2014 from $183 per ounce of gold sold in the comparative period (excluding ounces sold relating to gold inventory acquired as part of the CGA acquisition). The increase in the average depreciation charge per ounce of gold sold results from the sustaining capital expenditures and deferred stripping costs capitalized to mineral interests in the latter part of 2013.

Other

The Company’s results for the six months ended June 30, 2014 included a non-cash fair value adjustment loss of $42.7 million on the convertible senior subordinated notes. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

In the six months ended June 30, 2014, G&A expenditures include discretionary cash bonus amounts totalling $3.8 million (Six months ended June 30, 2013 - $3.0 million). In addition, G&A expenditures for the period include $0.4 million in salary costs for new hires in 2014 as a result of the Company’s expanded operations and tax consulting fees related to tax restructurings of certain of the Company’s offshore subsidiaries.

The Company also reported $2.1 million (net of capitalized interest) in interest expense as compared with $0.8 million during the six months ended June 30, 2013. The increase in interest expense was due to increases in the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the six months ended June 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $5.7 million. During the six months ended June 30, 2014 and 2013, the Company made cash interest payments of $7.2 million and $1.3 million, respectively.

The Company’s results for the six months ended June 30, 2013 included a $44.5 million gain on the sale of the Brucejack royalty.

For the six months ended June 30, 2014, the Company incurred a net loss of $35.5 million ($0.05 per share) compared to a net income of $33.1 million ($0.05 per share) in the comparable period of 2013. Adjusted net income (refer to “Non-IFRS Measures”) was $19.3 million ($0.03 per share) compared to $46.2 million ($0.07 per share) in the same period of 2013. The most significant adjustment made to adjusted net income was the exclusion of the non-cash fair value adjustment of $42.7 million relating to the change in fair value of the convertible notes. The 2013 adjusted earnings figure included the reversal of $32.9 million of costs related to the acquisition of the Masbate Mine’s bullion inventory, as well as the $44.5 million gain realized from the sale of the Company’s Brucejack royalty.

Cash flow from operating activities before changes in the non-cash working capital was $73.2 million during the six months ended June 30, 2014 compared to $81.4 million in comparable period of 2013. In the six months ended June 30, 2014, declines in gold revenues were offset by reductions in cash operating costs and reduced corporate transactions costs. During the six months ended June 30, 2013, operating cash flows benefitted from the gold sales of the Masbate Mine’s gold product inventory acquired on January 16, 2013.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Gold revenue ($ in thousands)	48,221	63,063	108,928	149,604

Gold sold (ounces)	37,600	42,762	84,400	95,644

Average realized gold price ($/ounce)	1,282	1,475	1,291	1,564

Tonnes of ore milled	1,222,014	1,205,971	2,820,104	2,469,773

Grade (grams/tonne)	1.14	1.17	1.07	1.12

Recovery (%)	82.6	85.0	81.6	84.0

Gold production (ounces)	36,901	38,323	79,477	74,790

Cash operating costs(1) ($/ounce gold)	844	809	779	827

Total cash costs(1) ($/ounce gold)	896	861	830	875

Capital expenditures ($ in thousands)	16,404	6,617	25,935	10,813

Exploration ($ in thousands)	776	2,419	2,435	4,454

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

At the Masbate Mine in the Philippines, second quarter production was 36,901 ounces of gold, 2,920 ounces below budget, and approximately 4% lower than in the same quarter last year. As expected, gold production was affected in the quarter as the SAG mill was shut down during change-out from May 29th to June 28th, reducing mill throughput by approximately 57% (more than originally expected) during this period. The new SAG mill is now operating effectively after a short period of commissioning. The project was completed on time with no safety incidents.

Overall less ore was processed than planned during the second quarter (1,222,014 tonnes vs 1,347,000 tonnes). The primary cause was lower than anticipated throughput in June when the capacity of the ball mills to process mill feed while the SAG mill was being replaced was lower than expected. Process grade was lower (1.14 g/t vs 1.19 g/t) but recovery was 2.32% better than anticipated (82.58% vs 80.26%) .

Mining costs benefitted from a lower strip ratio than budgeted (1.06 vs budgeted strip ratio of 1.94) . However, due to a lack of process capacity through the ball mills while the SAG mill was being replaced and movement of more ore than scheduled in the second quarter (2,518,434 tonnes compared to budget of 2,169,349 tonnes), this resulted in a stock-pile increase rather than an increase in ounces produced. Mining costs were negatively impacted by fuel price volatility with costs increasing by 6% compared to budget during the quarter. Overall, however, total mining costs incurred were relatively consistent with budget. On a per ounce basis, cash operating costs for the second quarter of 2014 were $844 per ounce, $35 per ounce higher than the prior year quarter, and approximately 3% higher than budget. Costs per ounce increases were primarily driven by the decreases in overall mill throughput and ounces produced, with variances against budget in grade and recoveries effectively offsetting each other.

Year-to-date gold production was 79,477 ounces compared to budget of 91,713 ounces, and to 81,877 ounces in the first half of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013). Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first quarter of 2014 contained transitional and primary ore from the HMBE and Main Vein Pits not anticipated in the budget, which have a lower predicted recovery than the oxide ore from the Colorado Pit. Commencing in the second quarter of 2014, Colorado Pit development has been accelerated so that the volumes of high grade oxide ore from Colorado which had been scheduled to be processed will be mined and processed by year end. As noted above, throughput in the second quarter was lower than budget due to lower ball mill feed in June when the SAG mill was being replaced resulting in lower than budgeted production. Overall, production guidance for the year remains unchanged. On a per ounce basis, cash operating costs for the six months ended June 30, 2014 were $779 per ounce, a reduction of $48 per ounce over the prior year and $3 under budget. Cost improvements for the six month period were driven by lower than budgeted mining of waste and positive stockpile variance in the first quarter, offset by higher operating costs in the second quarter driven by the production shortfalls discussed above. Overall mining costs for the year-to-date period remain on budget.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce. The Company expects that based on current forecasts, the Masbate Mine will meet the lower end of the production guidance range.

In the second quarter of 2013, gold production at the Masbate Mine was 38,323 ounces and in the first half of 2013, gold production was 74,790 ounces, which was less than budget due to a temporary suspension of mining operating in June 2013 to replace a process pipeline.

Capital expenditures during the three and six months ended June 30, 2014 totalled $16.4 million and $25.9 million, respectively, consisting mainly of the SAG mill change out ($11 million including purchase, installation and upgrades), a tailings dam expansion ($5 million), the construction of a water treatment plant and additions to mining equipment.

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment being transferred at the end of the second quarter. Remaining changes include employee movements in the third quarter and transfer of maintenance functions at year-end.

Last year, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

As previously reported, in June 2014, Kublai Khan Security Services (KKSS) – a security contractor of the Masbate Gold Project (MGP) – informed B2Gold of a shooting incident involving two KKSS personnel at Aroroy, Masbate. On the evening of June 19, 2014, a security supervisor in the process of undertaking his routine duties entered into an altercation with another security employee resulting in the fatal shooting of the supervisor.

After KKSS’ initial investigation, a suspect was turned over to the custody of the Aroroy Police. A full investigation is being conducted into the matter. KKSS has advised B2Gold that additional information and updates will be provided as they become available.

Libertad Mine - Nicaragua

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Gold revenue ($ in thousands)	52,602	39,589	102,599	82,996

Gold sold (ounces)	40,730	28,777	78,925	55,537

Average realized gold price ($/ounce)	1,291	1,376	1,300	1,494

Tonnes of ore milled	549,270	479,866	1,095,584	967,783

Grade (grams/ tonne)	2.26	2.02	2.31	2.00

Recovery (%)	94.7	95.1	94.0	94.5

Gold production (ounces)	37,681	29,582	76,277	58,706

Cash operating costs(1) ($/ounce gold)	553	659	547	624

Total cash costs(1) ($/ounce gold)	580	688	574	655

Capital expenditures ($ in thousands)	9,546	7,147	15,937	12,105

Capital expenditures ($ in thousands) – Jabali development	998	4,611	2,382	8,127

Exploration ($ in thousands) – including Jabali exploration	1,108	1,735	2,274	2,720

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

La Libertad Mine continues its strong operational performance. Gold production was 37,681 ounces in the second quarter of 2014, exceeding budget by 2,026 ounces, and approximately 27% higher than in the same quarter last year. Higher grade than budgeted (2.26 g/t processed versus 2.13 g/t budget) from the Mojon, Crimea and Jabali pit sources contributed to the surplus production, as well as higher gold recoveries (94.7% recovery versus 94.0% budget), as a result of the addition of lead nitrate and higher residence time in the leach tanks.

For the first half of the year, La Libertad Mine produced 76,277 ounces, exceeding budget by 4,456 ounces, and approximately 30% higher than in the same period in 2013.

Cash operating costs were $553 per ounce for the second quarter of 2014, approximately $30 per ounce below budget and $106 lower than the second quarter of 2013. Cash operating costs were $547 per ounce for the first half of 2014, approximately $36 per ounce below budget and $77 lower than the second quarter of 2013. Cash operating costs for the La Libertad Mine were lower than budget due to higher gold production arising from better grades from the Mojon and Crimea pits, and higher gold recoveries.

Total capital expenditures during the three and six months ended June 30, 2014 totalled $9.5 million and $15.9 million, respectively, consisting mainly of deferred stripping costs at the Mojon pit and Jabali ($8 million), equipment purchases ($3 million) and the La Esperanza tailings dam construction costs ($5.9 million). The tailings dam construction is complete.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

Limon Mine – Nicaragua

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Gold revenue ($ in thousands)	19,435	19,983	37,751	44,888

Gold sold (ounces)	15,000	14,700	29,000	30,100

Average realized gold price ($/ounce)	1,296	1,359	1,302	1,491

Tonnes of ore milled	121,119	105,589	237,131	213,619

Grade (grams/tonne)	3.11	4.57	3.77	4.50

Recovery (%)	91.41	91.4	91.17	91.4

Gold production (ounces)	11,122	14,178	26,253	28,248

Cash operating costs(1) ($/ounce)	872	675	729	675

Total cash costs(1) ($/ounce)	966	762	812	769

Capital expenditures ($ in thousands)	5,346	3,941	10,186	7,986

Exploration ($ in thousands)	1,161	1,577	2,140	2,407

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Limon open pit and underground mine produced 11,122 ounces of gold in the 2014 second quarter, 3,670 ounces below budget, and approximately 22% lower than in the same quarter last year. Gold production in the quarter was affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to delays in the installation of a water pump well (designed to remove excess underground water). The delays were a result of several factors including the fatalities discussed below, related delays in receiving updated approvals for the pump installation and subsequent delays in the physical installation of the pump well. As a result of these delays, access to higher grade zones at Santa Pancha 1 was affected. Mill feed (which had been budgeted to be 52% high grade material from Santa Pancha 1) was achieved in the quarter but, with ore coming from lower grade zones and surface sources. This resulted in an overall decrease in ounces produced. Recoveries were slightly lower than budget at 91.4% (Budget 92.5%) . Most of the activities to complete the dewatering of Santa Pancha 1 will be completed during the third quarter of 2014. In addition, Santa Pancha 2 development and dewatering has been accelerated to add alternative high grade sources. Gold grades at Santa Pancha 2 are expected to be in the 5 grams per tonne range. Consequently for the year, the Limon Mine guidance remains unchanged and is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce. The Company expects that based on current forecasts, the Limon Mine will meet the lower end of its production guidance.

Cash operating costs were $872 per ounce for the second quarter of 2014, approximately $122 per ounce above budget and $197 higher than the second quarter of 2013. Cost control measures are being achieved at the Limon Mine. However, the reduction in production for the quarter led to the overall increases in operating costs per ounce noted.

For the first half of 2014, the Limon Mine produced 26,253 ounces of gold compared to 28,248 ounces in the first six months of 2013, and to budget of 30,499 ounces. In the first quarter of 2014, Limon production was only marginally behind budget; the shortfall in production against budget of 4,246 ounces for the six months ended June 30, 2014 is mainly driven by the factors impacting production in the second quarter as documented above.

Cash operating costs were $729 per ounce for the first half of 2014, approximately $22 per ounce above budget and $54 higher than the second quarter of 2013. Cash operating costs for the Limon Mine reflect lower than budgeted gold production, which will be addressed in the second half of the year, as access to the planned Santa Pancha 1 higher grade ore body is restored.

Total capital expenditures during the three and six months ended June 30, 2014 totalled $5.3 million and $10.2 million, respectively, consisting mainly of development costs for Santa Pancha ($2.5 million), deferred stripping costs ($2.5 million) and equipment purchases including underground production equipment and pumps ($5 million).

As previously reported in Nicaragua, B2Gold regrets to report that two fatalities occurred at the El Limon mine, in two unrelated events during the quarter. On March 24, 2014, a welding contractor was fatally injured while working underground. On March 25, 2014, a work party of four was exposed to high temperature water and vapour when a pipe ruptured while testing a water pumping station. The work party supervisor succumbed to the effects of the exposure two days later. The Company has thoroughly reviewed these accidents and immediately implemented corrective measures. B2Gold remains completely committed to maintaining a safe environment for its workers to live and operate in and expresses its sincere condolences to family, friends and co-workers of these employees.

B2Gold has continuously improved its safety programs in Nicaragua and has demonstrated improved safety performance, reducing accident frequency from 4 in 2012, to 1.8 in 2013 at the Limon Mine. Safety Programs were reviewed in 2013, and plans made to align Safety Management to the standards of a New Corporate Management System which is a 2014 initiative. With the fatalities in mind we have immediately modified our training programs to focus on preventive practices in our daily operations.

Otjikoto Project - Namibia

The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

Construction at the Otjikoto Project remains on time and on budget, and is scheduled for completion in the fourth quarter of 2014. At that time pre-commercial production is expected to begin. The Company expects to ramp up to full production in early 2015.

The mill and mining offices have been completed by a local Otavi contractor, and construction of all the other administration buildings is 100% complete. Mill construction activities continue in progress – the majority of concrete has been poured in this area and all Leach and Carbon in Pulp tanks have been erected. The diesel and water reservoir tanks have been erected. Construction of the Primary Crusher is complete. The shells of both the SAG and ball mills have been assembled in the milling area. Erection of the pre-leach thickener and the tailings thickener are in progress. The painting of all tanks is ongoing and project to date, a total of 18,500 cubic metres of concrete has been poured.

The tailings facility is materially complete, including 1.5 million cubic meters of earth movement, and the placement of an impermeable liner to protect the environment. The project team is busy with the final quality checking for approval by the engineering team and the project has captured water to use during start-up of the mill.

A construction camp about two kilometres northeast of the mine is operational and able to accommodate construction workers at the Otjikoto site – although a large percentage of the workforce comes from Otavi and Otjiwarongo and are bussed to the site on a daily basis. At present, it houses 300 construction workers.

Surface mine development has progressed well. Project-to-date production stands at 8.4 million tonnes of ore and waste, mined against a budget of 8.6 million tonnes. Ore mining commenced in June 2014 and activities are focused on building the ore stockpiles in preparation for planned commissioning.

Pre-production expenditures for the six months ended June 30, 2014 totaled approximately $103.7 million (on a cash basis), including mobile equipment purchases of $7.0 million, power plant costs of $3.1 million and prestripping costs of $4.6 million. Total construction and development costs remain in line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed. Leasing arrangements finalized in the fourth quarter of 2013 will finance $36 million of mobile mining fleet costs, based on current foreign exchange rates. The balance of the fleet and power plant costs has been funded from the Company’s existing cash flows and credit facilities.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto Mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved by installing a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year. The Company will rerun mine plans to include the higher grade Wolfshag zone. This is expected to be completed in early 2015.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the south. The Company anticipates being in a position to upgrade a portion of the inferred mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (the “Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars. B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. On February 24, 2014, EVI purchased the Preference Shares from B2Gold Namibia for 59.3 million Namibian dollars.

Gramalote Project - Colombia

On March 12, 2014, the Company announced positive results from the PEA for the Gramalote gold project in Colombia. The “NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia” was published on March 31, 2014. The Gramalote property is a joint venture in which B2Gold holds a 49% interest and AngloGold Ashanti a 51% interest. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

A trade-off study was completed to determine the optimum throughput rate for the Gramalote Project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources. The results of this study indicate that 16 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

AngloGold Ashanti also completed a new JORC and National Instrument 43-101 compliant mineral resource estimate for Gramalote Central Zone, Monjas West and Trinidad. Total measured and indicated mineral resources at Gramalote Central and Monjas West at a 0.15 gram g/t gold cut-off, within a $1,600 per ounce gold optimized Whittle pit consists of 132.7 million tonnes grading 0.63 g/t gold for a total of 2.69 million troy ounces of gold. The Gramalote Central, Monjas West and Trinidad inferred mineral resource is 239.7 million tonnes grading 0.44 g/t gold for a total of 3.36 million troy ounces of gold using similar parameters as the measured and indicated mineral resource.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a final feasibility study. The joint venture partners have agreed on a work program for 2014 that advances the environmental impact study so it can be formally submitted to the Colombian regulators during 2014 which is key to advancing the permitting process. Focus will also be given on addressing other project risk issues such as infill drilling of inferred mineral resources, social programs, environmental monitoring and government relations. Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014. The approved budget for 2014 (100% basis) is $27.8 million. Both joint venture partners continue to fund their share of the project costs.

Kiaka Project – Burkina Faso

The Company owns an effective 81% interest in the Kiaka Project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to the development and production stage, an operating company will be formed with each of Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

A permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company is progressing on public consultation and other requirements to have an exploitation permit approved by year end.

The measured and indicated resource estimate for the Kiaka Project is 153.26 million tonnes at a diluted grade of 0.99 g/t for 4.862 million ounces of gold and inferred resources of 33.74 million tonnes at 0.93 g/t for 1.006 million ounces of gold. The Kiaka mineral resource estimate is based on a cut-off grade of 0.4 g/t gold within mineralized wireframes, within a conceptual Whittle pit shell based on a gold price of $1,400 per ounce, marginal operating costs of $11.89 per tonne for processing and general and administrative expenses, $1.58 per tonne for mining and assumes a process recovery of 89.8% .

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration licence to an exploitation licence, keeping the tenements in good standing and covering overhead and administration as well as initiating a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs). The Company expects to complete the updated feasibility study in the first quarter of 2015.

In 2014, the $3.6 million exploration program at Kiaka is focusing on drilling of the inferred resource to upgrade areas of inferred to indicated, completing a new geological interpretation of the deposit and continue to evaluating some of the regional targets within the claim area. The Company is currently working on its 2015 budget, to include new dedicated CSR programs and early Kiaka site development activities.

Bellavista Property – Costa Rica

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista Project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista Project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter return (“NSR”) on the sale of minerals produced from the Bellavista Project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

Two drilling stages have been completed by the Optionee, consisting of 16 diamond drill holes totalling 1,128 metres. Samples were sent to Canada for assay and metallurgical testing. Based on positive results of these initial programs, additional drilling and field investigations consisting of accessing and enlarging existing underground workings are being conducted.

The Company’s care and maintenance costs for Bellavista are approximately $0.7 million per year.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2014 the Company had cash and cash equivalents of $134.8 million compared to cash and cash equivalents of $252.7 million at December 31, 2013. Working capital at June 30, 2014 was $195.9 million compared to working capital of $275.7 million at December 31, 2013. The decrease in cash and cash equivalents is as expected and was due primarily to the Company’s investment activities, most significantly Otjikoto Mine construction and mobile equipment expenditures of $103.7 million in the period.

During the six months ended June 30, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. As at June 30, 2014, the Company had utilized $75 million of the facility, leaving $125 million available. The Company also has a $35.7 million Otjikoto equipment loan facility available, based on current foreign exchange rates, of which $30.5 million had been drawn down by quarter-end. The Company is required to maintain a deposit in a debt service reserve account ("DSRA") on the Otjikoto equipment loan equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. As at June 30, 2014, the balance in the DSRA increased to $3.6 million as a result of the additional amounts drawn during the first half of 2014. The Company expects that it will be able to complete its planned 2014 capital and exploration expenditures by using its strong mine operating cashflows, existing cash position and its available credit facilities.

Cash provided by operating activities before changes in non-cash working capital for the three and six months ended June 30, 2014 totaled $29.9 million and $73.2 million, respectively, reflecting the continued profitability of the Company’s operations. Declines in gold revenues and higher current income taxes (as result of higher taxable income, mostly relating to the Company’s Libertad operations) were partially offset by reductions in cash operating costs and reduced corporate transactions costs. Cash provided by operating activities for the three and six months ended June 30, 2014 were $24.2 million and $41.9 million, respectively. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities for the six months ended June 30, 2014 and 2013 were at similar levels and reflect the continued strong performance of the Company’s operating mines.

For the three and six months ended June 30, 2014, resource property expenditures totaled $87.9 million and $177.3 million, respectively.

Construction at the Otjikoto Project remains on time and on budget, and is scheduled for completion in the fourth quarter of 2014 when pre-commercial production is expected to begin. The Company expects to ramp up to full production in early 2015. Total pre-development costs remain in line with the Company’s original feasibility study estimates, including pre-development cost estimates of $244 million, deferred stripping of $33 million, and mobile mining fleet and power plant costs of $60 million. The Company estimates that it has approximately $42 million (on a cash basis) of initial Otjikoto Mine development expenditures remaining to be incurred in the second half of 2014.

For 2014, the Company has budgeted capital expenditures at the Masbate Mine of approximately $37 million, $36.3 million at the Libertad Mine and $19.7 million at the Limon Mine. The 2014 development budget for the Kiaka Project is $8.7 million.

The Company’s total 2014 exploration budget is approximately $32 million that will fund approximately 94,000 metres of drilling mainly on brownfield projects. During the three and six months ended June 30, 2014, a total of $8.3 million and $16.5 million, respectively, was incurred in exploration costs.

As at June 30, 2014, the Company had the following commitments, in addition to those disclosed elsewhere in the MD&A:

  In connection with the proposed acquisition of Papillon described in Note 4, a reimbursement fee of $5.7 million is payable by the Company to Papillon if the Scheme is not successful due to specified events. The Company anticipates that its investment advisor fee will total approximately $10 million in the event the acquisition is successful.

  Purchase of $9.0 million of parts and equipment for the construction of the Otjikoto project mill and power plant in Namibia during the second half of 2014.

  Payments of $2.8 million for Otjikoto project mobile equipment to be incurred in the first quarter of 2015.

  Land payments of $8.7 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $2.3 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto Project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

As at June 30, 2014 forward currency contracts totalling $3.0 million at an average rate of 9.79 rand were outstanding with maturity dates ranging from July 2014 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $23.0 million were outstanding with maturity dates ranging from July 2014 to December 2014 with an average floor price of 9.64 rand and an average ceiling price of 10.76 rand.

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the results for the period.

As at June 30, 2014 the Company’s foreign currency contracts had an estimated fair value of negative $0.9 million.

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

As at June 30, 2014 the Company’s gold collars had an estimated fair value of negative $0.8 million.

Gold commitments

Under the terms of the Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statements. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

The Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce.

During the first quarter of 2014, the Company entered into further rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

Operating activities

For the three months ended June 30, 2014, cash flow from operating activities before changes in non-cash working capital was $29.9 million to a lower gold price realized during the second quarter of 2014.

For the six months ended June 30, 2014, cash flow from operating activities before changes in non-cash working capital was $73.2 million compared to $81.4 million in the same period of 2013. The decrease was mainly due to a lower gold price realized during 2014.

Cash provided by operating activities for the three and six months ended June 30, 2014 were $24.2 million and $41.9 million, respectively. In the first quarter of 2013, operating cash flows benefitted from gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities for the six months ended June 30, 2014 and 2013 were at similar levels and reflect the continued strong performance of the Company’s operating mines.

Financing activities

The Company made the following facility drawdowns, net of transaction costs during the three months ended June 30, 2014: Revolving credit facility - $25 million and Otjikoto equipment loan facility - $8.4 million. During the same period, the Company repaid the following facilities: Otjikoto equipment loan facility - $1.9 million, Finance lease obligations at Masbate - $14.4 million.

The Company made the following facility drawdowns, net of transaction costs during the six months ended June 30, 2014: Revolving credit facility - $25 million and Otjikoto equipment loan facility - $19.7 million. During the same period, the Company repaid the following facilities: Otjikoto equipment loan facility - $2.4 million, Finance lease obligations at Masbate - $16.0 million.

During the three and six months ended June 30, 2014, the Company made interest and commitment fee payments of $1.2 million and $7.2 million, respectively. During the six months ended June 30, 2014, these payments included the first interest payment of $5.1 million for the convertible senior subordinated notes.

Assuming a successful closing of the proposed acquisition of Papillon, any construction decision for the Fekola Project would be conditional upon completion of a feasibility study and a Mining Convention with the government of Mali. The Company is currently assessing the additional funding that would be required for the construction of Fekola and expects that any additional financing requirements beyond existing facilities and operating cashflows could be met from a variety of financing sources given the Company’s strong balance sheet and historical operating performance.

Investing activities

During the three months ended June 30, 2014, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totaled $16.4 million (Q2 2013 - $6.6 million), the Libertad Mine (see “Libertad Mine” section) totaled $10.5 million (Q2 2013 - $11.8 million), and the Limon Mine (see “Limon Mine” section) totaled $5.3 million (Q2 2013 - $3.9 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (including mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totaled $4.9 million (Q2 2013 - $17.7 million) and $42.2 million (Q2 2013 - $57.9 million), respectively. The Otjikoto mine construction included payments for the six months ended June 30, 2014 totalling $26.1 million for capital costs incurred and recorded in 2013. Resource property expenditures on exploration are disclosed in the table below.

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Kiaka, exploration	1,672	-	3,557	-
Masbate Mine, exploration	776	2,419	2,435	4,454
Libertad Mine, exploration	1,108	1,735	2,274	2,720
Limon Mine, exploration	1,161	1,577	2,140	2,407
Otjikoto, exploration/feasibility	1,679	2,325	2,760	3,968
Primavera, exploration	174	251	508	774
Mocoa, exploration	166	206	294	453
Trebol and Pavon, exploration	1,134	56	1,735	202
Other	405	528	750	829

	8,275	9,097	16,453	15,807

Masbate Mine

An extensive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise metallurgical and reserve/resource drilling on numerous mine veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources will be carried out on near mine Veins outside of the current reserve/resource such as the Grandview East area which is open east of hole GVRC027 which intersected 75 metres grading 0.91 g/t gold and the Pajo South extension where trenching has intersected up to 15 metres grading 1.04 g/t Au. The Montana Vein remains open to the North and additional drilling is planned for the second quarter of 2014.

In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold’s geological team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Libertad Mine

The Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program consists of predominantly resource drilling on the Mojon high grade underground targets and some exploration on regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets. B2Gold’s exploration team believe there is good potential to extend the mine life at Libertad with both open bit and underground targets.

Limon Mine

The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes infill drilling along the Santa Pancha Pozo 4 structure to sufficient drill spacing to allow preliminary mine planning, infill drilling areas of the Pozo 8-2-1 and some drilling on regional targets.

Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

Otjikoto

The Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 metre long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

In June 2014, the Company announced continued high grade results from the exploration drilling program on the recently discovered Wolfshag zone. The infill drilling on the Wolfshag zone continues to confirm the continuity of the main high grade shoots, WA and WB. The Wolfshag zone plunges at 10 to 15 degrees to the southwest and has been traced down plunge for 1,600 metres, and remains open to depth. Recent results are highlighted by hole WH14-162 which intersected 29.65 metres grading 9.53 g/t gold (7.70 g/t gold with assays capped at 45 g/t gold), including 15.30 metres at 17.34 g/t gold (13.78 g/t gold with assays capped at 45 g/t gold).

Drilling this year has concentrated on infilling the northern portion of the Wolfshag zone to allow for conversion of portions of the recently defined inferred resource of 6.8 million tonnes grading 3.2 g/t gold (703,000 contained ounces gold) to an indicated mineral resource category. Conceptual studies for incorporation of the Wolfshag resource into the Otjikoto mine plan have started in support of the Otjikoto mine expansion. Results have been received from all but five holes of the exploration program completed to date. Select significant new results (uncapped) from the Wolfshag drilling include, from north to south:

  WH14-155 with 8.95 metres at 4.37 g/t gold;
  WH14-135 with 15.00 metres at 7.43 g/t gold, including 7.62 metres at 12.91 g/t gold;
  WH14-139 with 7.40 metres at 7.78 g/t gold; including 2.60 metres at 11.07 g/t gold;
  WH14-162 with 29.65 metres at 9.53 g/t gold, including 15.30 metres at 17.34 g/t gold;
  WH14-171 with 19.95 metres at 11.78 g/t gold; including 10.80 metres at 20.58 g/t gold;
  WH14-173 with 12.70 metres at 6.42 g/t, including 5.75 metres at 11.30 g/t gold.
  WH14-175 with 23.00 metres at 6.15 g/t gold, including 2.85 metres at 19.09 g/t gold; and,

  WH14-185 with 25.25 metres at 5.80 g/t gold, including 9.95 metres at 8.49 g/t gold.

Drill hole WH14-162 represents the best hole to date in the northern most portion of the Wolfshag zone and like other holes in the central portion of the WA shoot, such as OTG25D, located 550 metres further south, with 19.81 metres at 15.00 g/t gold, is remarkable in the continuity of high grade sample values within the zone. Six metallurgical test sample holes were also completed as part of the current program. Samples totalling 2.2 tonnes were selected from these and previous Wolfshag zone drill holes and shipped to SGS Lakefield’s laboratory in Canada for gold recovery and comminution test work.

Exploration work is continuing on the Wolfshag zone with two drills currently active on infill drilling of the southern extensions of the zone to potentially allow for inclusion of this area into an inferred mineral resource class. Additional results will be released as they become available. Future work will continue to follow the Wolfshag zone at depth and to test several other targets and on the property.

It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

The Company anticipates being in a position to upgrade the existing inferred mineral resource classification to the indicated category by the end of 2014.

Kiaka Project

The 2014 budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration licence to an exploitation licence, advancing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration. Drilling for the metallurgical samples has been completed, samples have been shipped to Canada.

Calibre Joint Venture

The 2014 exploration program for Primavera/Minnesota has a budget of approximately $1.2 million, which will fund detailed mapping, trenching and limited drilling.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3, 4 and 6 of its audited consolidated financial statements as at December 31, 2013. Management considers the following policies to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Review of long-lived asset and goodwill carrying values and impairment charges;
  Ore reserve and resource estimates;
  Uncertain tax positions; and
  Value of value-added tax receivables.

Review of long-lived asset and goodwill carrying values and impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

In the fourth quarter of 2013, goodwill was assessed for impairment and the Company concluded that the goodwill was not impaired. Key assumptions used for impairment testing were: gold price - $1,350/ounce, silver price - $20/ounce, discount rate 5%-7% and NAV multiple – 1.1.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the six months ended June 30, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company intends to appeal the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asset and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, including but not limited to the risks set forth below, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	65,929	63,428	128,234	133,773

Inventory sales adjustment	(4,245)	(3,367)	(5,450)	(16,223)

Cash operating costs	61,684	60,061	122,784	117,550

Royalties and production taxes per consolidated financial statements	3,976	4,100	8,286	8,039

Total cash costs	65,660	64,161	131,070	125,589

Gold production (in ounces)	85,704	82,083	182,007	161,744

Cash operating costs per ounce of gold production ($/ounce)	720	732	675	727

Total cash costs per ounce of gold production ($/ounce)	766	782	720	776

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income for the period	(11,529)	33,071	(35,507)	33,134
Adjustments:
Loss on fair value of convertible notes	4,408	-	42,695	-
Share-based payments	7,337	6,070	10,728	8,985
Write-down of long-term investments	2,745	14,987	3,007	18,481
Unrealized (gains) losses on derivative instruments	(1,035)	4,035	(947)	6,449
Deferred income tax (recovery) expense	208	3,029	(670)	3,748
Gain on sale of Brucejack royalty	-	(44,496)	-	(44,496)
CGA acquisition costs	-	-	-	5,859
Inventory fair value adjustments on CGA acquisition	-	515	-	32,869
Amortization of deferred revenue	-	(9,387)	-	(18,782)

Adjusted net income (1)	2,134	7,824	19,306	46,247

Basic weighted average number of common shares outstanding (in thousands)	674,877	643,681	673,381	622,663

Adjusted net earnings per share – basic ($/share)	0.00	0.01	0.03	0.07

(1) Comparatives have been adjusted for the removal of foreign exchange (gains) losses

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

	2014	2014	2013	2013	2013	2013	2012	2012

Gold revenue ($ in thousands)	120,258	129,020	138,054	128,730	122,635	154,853	70,783	67,065

Gold sold (ounces)	93,330	98,995	106,185	93,429	86,239	95,042	41,627	39,668

Average realized gold price ($/ounce)	1,289	1,303	1,300	1,378	1,422	1,629	1,700	1,691

Gold produced (ounces)	85,704	96,303	105,577	98,992	82,083	79,661	44,324	42,156

Cash operating costs (1) ($/ounce gold)	720	634	638	653	732	722	604	571

Total cash costs (1) ($/ounce gold)	766	679	678	698	782	771	657	624

Net (loss) income for the period (2) ($ in thousands)	(11,529)	(23,978)	26,220	7,949	33,071	63	10,948	14,476

(Loss) earnings per share (2) – basic ($)	(0.02)	(0.04)	0.04	0.01	0.05	0.00	0.03	0.04

(Loss) earnings per share (2) – diluted ($)	(0.02)	(0.04)	0.02	0.00	0.05	0.00	0.03	0.04

Cash flows from operating activities ($ in thousands) (3) – before changes in non-cash working capital	29,877	43,301	38,125	35,106	35,461	46,996	31,124	28,418

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior year comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s Masbate Mine acquired on January 16, 2013 as well as increased production from its Nicaraguan operations. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million.

OUTLOOK

The Company continues to project another record year for gold production in 2014. Company-wide production from the Masbate, La Libertad and Limon mines remains unchanged from previous guidance and is expected to be in the range of 395,000 to 420,000 ounces of gold, with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013). The Company expects that based on current forecasts, it will meet the lower end of the production guidance range. For the first half of 2014, gold production was lower than the budget of 194,033 ounces due to a number of factors including the mainly expected reductions related to the Masbate Mine SAG mill replacement in June as well as temporary delays in the construction of underground dewatering systems at Limon.

With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting a 2015 gold production range of approximately 525,000 to 550,000 ounces, based on current assumptions. The Company expects that the temporary reductions in production at both Masbate and Limon in the first half of 2014 will be recovered in the second half of the year and the Company’s forecast production growth will continue into 2015.

The Masbate Mine expansion study is expected to be completed by the fourth quarter of 2014, enabling us to make an expansion decision soon thereafter. An Otjikoto expansion study has already been completed with expansion at that facility planned for 2015. Our team is continuing to work on bringing Wolfshag zone inferred ounces into the indicated category and to build them into the Otjikoto Mine plan. This process is expected to be completed by the first quarter of 2015. B2Gold is fully funded to complete any Masbate expansion and planned Otjikoto expansion from its existing credit facilities and operating cashflows. The operations continue to benefit from B2Gold’s ongoing exploration successes and experienced construction and operations teams. Having the same teams complete the construction of successive mines and review the operating effectiveness and efficiencies at each site affords B2Gold a unique opportunity to benefit from shared knowledge and experience. Training and empowerment of local mine site workers remains a core part of B2Gold’s operating philosophy and approach, resulting in minimal staff turnover at all levels and effective local control of operations, supplemented by our centralized team of experienced executives.

The recently announced acquisition of Papillon is scheduled to close in early October 2014. Assuming closing of the deal, our operations team will focus on completing an updated feasibility study to confirm optimal mine size and mill configuration for the Fekola Project. In conjunction with a determination as to a proposed construction timeline, the Company will assess the additional funding that would be required for the construction of Fekola and expects that any additional financing requirements beyond existing facilities and operating cashflows could be met from a variety of financing sources given the Company’s strong balance sheet and historical operating performance. Pending closing of the acquisition, B2Gold is committed to advancing the Fekola Project and expects that upon any decision to develop Fekola, a significant portion of our Otjikoto construction team would provide the core construction team for Fekola.

Growth Strategy

Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine. Total liquidity available at June 30, 2014 was approximately $264.7 million consisting of cash of $134.8 million, $125 million remaining available for drawdown under the Company’s $200 million Senior Credit Facility and $5.2 million available under the equipment finance lease with CAT Financials. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the Otjikoto mine.

B2Gold will continue to focus on accretive acquisitions and exploration for continued growth. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

OUTSTANDING SHARE DATA

At August 13, 2014, 680,146,227 common shares were outstanding. In addition, there were approximately 41.4 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 2.6 million RSU.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production, permitting and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential production from the Kiaka Project, the potential completion of, and production from, the Fekola gold project, the potential completion of the Scheme with Papillon, the synergies and financial impact of the Scheme, the terms and conditions of the Scheme and the benefits of the Scheme, availability of credit facilities, potential acquisitions, the benefits expected from acquisitions and planned safety initiatives. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; uncertainties related to completion of the proposed Scheme, including the requirement for shareholder, regulatory and court approvals; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing the potential benefits of the Scheme; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.